082-03116



GREAT QUEST
METALS LTD.

January 29, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549



To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 29, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 29, 2010

Great Quest to Start Program on the Dabia Ouest Gold Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to report that the initial program on the Dabia Ouest gold concession in western Mali, West Africa will start next week. The agreement to acquire the Dabia Ouest concession was announced by the Company on January 18, 2010. This concession is only 22 kilometres south of the Kenieba gold concessions which were recently sold to Avion Gold Corporation by Great Quest for $4.35 million. The Dabia Ouest acquisition is only the first step in the Company's attempt to replicate the success on the Kenieba concessions.

The first phase of the program on the Dabia Ouest concession will consist of mapping areas of orpaillage where the local miners have dug pits for the recovery of gold. Company geologists who have visited the concession report extensive orpaillage. Information from this mapping will be used to attempt to locate the source of gold. The second phase of the program will consist of completing soil sampling and geological mapping over a grid covering much of the concession where a total of 1,000 soil samples will be taken to test for gold. The regional geological map of the area shows three northerly faults as well as an easterly cross-cutting fault. These faults and area of a possible dyke will all be covered by the grid. Information from phase 1 and 2 will be used to fix the location of pitting, trenching and sampling in the third phase of the program. The full program is estimated to take 30 days.

There are considerable areas of orpaillage on the concession. The Company's exploration efforts in western Mali have focused on areas of orpaillage with much success. The Djambaye 2 gold zone in the Company's recently sold Kenieba gold concession, where Great Quest outlined a NI 43-101 compliant inferred mineral resource of 324,000 ounces of gold, was outlined on the surface by areas of orpaillage.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM